North Texas Energy, Inc.

Comment Responses for S-1 Registration Statement Amendment-4

The responses below address the comments dated August 13, 2012.

Prospectus Cover Page

Comment 1

Please further revise the headings you provide in bold type to clarify that the prospectus relates to the offer and sale of “up to” 2,000,000 shares of common stock.

Response to Comment 1

The verbiage This prospectus relates to the sale of 2,000,000 shares of the common stock of North Texas Energy, Inc. was replaced with This prospectus relates to the sale of up to 2,000,000 shares of the common stock of North Texas Energy, Inc.

Business of the Company, page 4

Oil Reserves-Technical Report on North Texas Energy Oil & Gas Leases, Page 6

Comment 2

Your response six to our June 12, 2012 letter contends that the future production from your four leases in the New Diana Field, Upshur County, Texas will be economic due to (a) oil price improvement and, (b) application of Microbial Enhanced Oil Recovery. In reference to (a), your third party reserve report projects your four New Diana leases to produce 42.6 thousand barrels of oil in 2013, even though, according to Texas Railroad Commission data, all of the field’s 17 leases have not produced over 40 thousand barrels annually since 1993 and these same properties have not produced over 10 thousand barrels annually since 2003. This happened despite an oil price compound annual growth rate over 25% from 2003-2008. With regard to (b), you offered no evidence that the MEOR technique has been demonstrated to be economically successful in the New Diana Field or in analogous, nearby reservoirs.

Your response seven states that the M.W. Balch lease production will be increased by application of a MEOR technique. Per RRC data, this lease has produced 311 barrels of oil since 1993 and you offered no evidence that the MEOR technique has been demonstrated to be economically successful in this or analogous, nearby reservoirs. Provide us with definitive evidence that the economic recovery of your claimed reserves is reasonably certain

North Texas Energy, Inc., 5057 Keller Springs Road, Suite 300, Addison, TX, 75001, (469) 718-5572

Response to Comment 2

To respond to comment 2, we supplied the following information:

1)	Historical field production logs (1980-1992) that contains the pre-1986 production history (these logs are archived at the Texas Log Library).
2)	Historical field production logs (1993-1997) via the Texas Railroad Commission records.
3)	MEOR case studies that were conducted in three Texas counties (the fields tested are analogous to the New Diana and M.W. Balch fields).
4)	MEOR case studies that were conducted in two additional regions of the United States as well as Argentina and China.
5)	Articles that explain the effects of pre-2008 crude oil prices on U S domestic crude oil production including the crude oil price bust of 1986.
6)	Historical crude oil prices since 1946.

Comment 3

We note that on pages six and 24, you have disclosed the gross (8/8ths) oil and gas reserve figures from your third party engineer’s report as your net reserves. In the event you are able to justify proved reserve disclosure, please present the figures for reserves net to your interest in proved properties.

Response to Comment 3

The tables have been corrected to indicate the net reserves.

Directors, Officers and Control Persons, page 12

Comment 4

We note your response to prior comment 11 from our letter to you dated June 12, 2012. Please revise the sketches you provide to specify Mr. Marah’s precise title or position with Greyhound and to disclose for Mr. Jones each position he has held with the listed employers during the past five years, leaving no gaps or ambiguities with regard to time. In that regard, please also clarify when he began to work full time for the registrant. See also comment 21 from our letter to you dated March 23, 2012.

Response to Comment 4

The information for Mr. Jones and Mr. Marah was revised per Item 401(e) of Regulation S-K.

North Texas Energy, Inc. Financial Statements, page 15

Comment 5

Please update the financial statements included in the registration statement to comply with Rule 8-08 of Regulation S-X.

North Texas Energy, Inc., 5057 Keller Springs Road, Suite 300, Addison, TX, 75001, (469) 718-5572

Response to Comment 5

The financial statements have been updated to include current Interim Financial Statements

Independent Registered Public Accounting Firm’s Report, page 16

Comment 6

We note you have restated your financial statements to correct various accounting errors and we expect were subject to audit. Please direct your auditor to AU §§ 420.12 and 530.07 for guidance on explanatory language that may be appropriate for the audit opinion, and dating of the audit opinion.

Response to Comment 6

The appropriate language and explanatory information has been included in the Auditor’s updated opinion

Income Statement, page 18

Comment 7

Please present earnings per share information on the face of your income statement as required by FASB ASC 260-10-45. This comment is applicable to Remington Oil and Gas, Inc.’s financial statements as well.

Response to Comment 7

Earnings per share information has been included in the financial statements of both entities

Note 1 – Summary of Significant Accounting Policies, page 21

Method of Accounting for Costs and Disposing of Capital Costs, page 22

Comment 8

We understand that you have adopted the full cost method to account for your oil and gas activities although you do not believe it currently applies. Please read Rule 4-10(c) of Regulation S-X. Even though you have not incurred exploration and development costs, since you capitalized costs of oil and gas properties if these are unevaluated the costs must be routinely assessed for impairment and if impaired then subject to depletion, and in either case the capitalized acquisition costs of oil and gas properties are subject to the ceiling test.

North Texas Energy, Inc., 5057 Keller Springs Road, Suite 300, Addison, TX, 75001, (469) 718-5572

Response to Comment 8

The proper disclosure has been added and included in the notes to the financial statements and ceiling test information is also included in the notes.

Change in Accounting Policies – Error Corrections, page 22

Comment 9

We note that you have restated your financial statements in response to prior comment 13. Please revise to include the disclosures prescribed by FASB ASC 250-10-50-7 with respect to this correction of an error.

Response to Comment 9

Updated responses and disclosure has been included in the notes to the financial statements.

Comment 10

We note your response to prior comment 14 and the revisions you have made to your financial statements to account for the acquisition of Remington Oil and Gas. However, we continue to believe you have not recorded this business combination in accordance with the guidance of FASB ASC 805. Specifically, we do not believe it is appropriate to value the common stock issued to complete the acquisition at nil and to recognize a gain on the income statement. Please revisit the guidance in FASB ASC 805 with respect to measuring the consideration transferred to complete the acquisition and measuring the net assets acquired and revise your financial statements accordingly.

Response to Comment 10

Updated compliance with the accounting proscribed in ASC 805 has been made and we believe it is correct.

Note 4 – Oil and Gas Producing Activities

Comment 11

You do not appear to be presenting the appropriate information in the tables Capitalized Costs Related to Oil and Gas Producing Activities and Costs Incurred in Oil and Gas Property Acquisition, Exploration and Development. Please refer to the guidance in FASB 932-235-50-12 through 50-15 and 50-17 through 50-20 and revise these tables accordingly.

Response to Comment 11

Updated compliance disclosure related to FASB 932 has been included.

North Texas Energy, Inc., 5057 Keller Springs Road, Suite 300, Addison, TX, 75001, (469) 718-5572

Comment 12

The measure you report as the standardized measure of discounted future net cash flows does not appear to conform with the guidance in FASB 932-235-50-29 through 50-33. In addition, you have not presented the changes in the standardized measure of discounted future net cash flows as required by FASB ASC 932-235-50-34 through 50-36. Please revise your disclosure as necessary to include the required information as prescribed by this guidance.

Response to Comment 12

Updated disclosure related to FASB 932 has been included. The table has changed because we originally included expenditures not related to production in our future production costs. We had included a substantial amount of expenditures related to capital equipment and those expenditures have been appropriately removed from the table as they are not future production costs that should be included in the table.

Remington Oil and Gas, Inc. Financial Statements, page 27

Independent Registered Public Accounting Firm’s Report, page 28

Comment 13

It is unclear whether the cumulative to date financial information was subject to audit procedures. If these financial statements were audited, this needs to be apparent in the audit report; and if the information is unaudited, you need to indicate the status in the column heading.

Response to Comment 13

The Auditor’s opinion has been updated including the treatment of the cumulative financial information.

Statements of Stockholder Equity, page 32

Comment 14

Please address the following points with respect to the presentation of Remington Oil and Gas, Inc.’s statements of stockholders’ equity:

1.	Tell us why no stock ownership information is reflected for 2009
2.	Include a line item for the balances as of December 31, 2009
3.	Correct the summation errors within the Total Stockholders’ Equity column.
4.	Tell us the origin of the line item, “Stock Subscription Agreement.”

Response to Comment 14

1.	No shares were issued until 2010
2.	Corrected
3.	Corrected
4.	This item was resolved in our correction of the accounting for our acquisition of Remington according to ASC 805 (see note 5)

North Texas Energy, Inc., 5057 Keller Springs Road, Suite 300, Addison, TX, 75001, (469) 718-5572